EMAIL: SFELDMAN@OLSHANLAW.COM

DIRECT DIAL: 212.451.2234

December 8, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jenny O’Shanick, Esq.
Division of Corporation Finance

Re:	Blink Charging Co.
Registration Statement on Form S-1
File No. 333-291943

Ladies and Gentlemen:

On behalf of Blink Charging Co. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 5:15 p.m., Eastern time, on Wednesday, December 10, 2025, or as soon thereafter as practicable.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Mr. Michael Battaglia
Aviv Hillo, Esq.
Mr. Michael Bercovich

Blink Charging Co.

17301 Melford Blvd.

Bowie, Maryland 20715

December 8, 2025

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jenny O’Shanick, Esq.
Division of Corporation Finance

Re:	Blink Charging Co.
Registration Statement on Form S-1 (No. 333-291943)

Ladies and Gentlemen:

Blink Charging Co. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 5:15 p.m., Eastern time, on Wednesday, December 10, 2025, or as soon thereafter as practicable.

Very truly yours,

BLINK CHARGING CO.

By:	/s/ Michael C. Battaglia
Michael C. Battaglia
President and Chief Executive Officer